FOR IMMEDIATE RELEASE                           [CORPBANCA Logo]
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                        CORPBANCA LAUNCHES NEW SUBSIDIARY

Santiago, Chile, March 9, 2007 - Corpbanca (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services across all segments of the Chilean financial market, announces the creation of a new subsidiary, Corplegal S.A.. Corpbanca will hold a 99.99 percent ownership interest in the new subsidiary. Corplegal S.A. will exclusively address all legal advisory services required by Corpbanca, its subsidiaries and/or their clients.

The Chilean Superintendency of Banks and Financial Institutions granted authorization for the creation of Corplegal S.A. on January 26, 2007, pursuant to resolution No. 01092.


Contact:

Company:

            Pablo Mejia R.
            Investor Relations
            Tel. (56 - 2) 660-2342
            Santiago, Chile
            E-mail : pablo.mejia@corpbanca.cl


Capital Link:

            Nicolas Bornozis
            President
            Tel: 212-661-7566
            New York, USA
            E-mail: nbornozis@capitallink.com



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www.corpbanca.cl             Huerfanos 1072, Santiago, Chile
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                                  Phone: 56(2)687 8000